UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.   20549



                               FORM 11-K


                             ANNUAL REPORT
                   Pursuant to Section 15(d) of the
                    Securities Exchange Act of 1934


(Mark One):


[ X ]           Annual report pursuant to Section 15(d)
                of the Securities Exchange Act of 1934
            [ No fee required, effective October 7, 1996 ].

              For the fiscal year ended December 31, 2004


                                  OR


[   ]         Transition report pursuant to Section 15(d)
      of the Securities Exchange Act of 1934 [ No fee required ].

            For the transition period from _____ to _____.




                    Commission File Number 1-12784



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           AMLI RESIDENTIAL PROPERTIES 401(k) PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

           AMLI RESIDENTIAL PROPERTIES TRUST
           125 SOUTH WACKER STREET
           CHICAGO, IL  60606

        REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
        -------------------------------------------------------


Plan Administrator
Amli Residential Properties 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of Amli Residential Properties 401(k) Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. The Plan has determined that it is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control for financial reporting as a basis for designing audit procedures that are appropriate in the cir-cumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts an disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Amli Residential Properties 401(k) Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ ALTSCHULER, MELVOIN AND GLASSER LLP



Chicago, Illinois
June 10, 2005







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








        REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
        -------------------------------------------------------


Plan Administrator
AMLI Residential Properties 401(k) Plan


We have audited the accompanying statement of net assets available for benefits of AMLI Residential Properties 401(k) Plan (the Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Plan's management.

Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the years ended December 31, 2003 and 2002 in conformity with U.S. generally accepted accounting principles.








Chicago, Illinois
June 20, 2005






















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


                AMLI RESIDENTIAL PROPERTIES 401(k) PLAN

            Statements of Net Assets Available for Benefits

                      December 31, 2004 and 2003



                                             2004          2003
                                          -----------   -----------

Assets:
  Investments held by trustee,
    at fair value (note 5). . . . . . .   $13,458,285    10,314,856
  Loans receivable from participants. .       530,256       509,359
                                          -----------   -----------

        Total investments . . . . . . .    13,988,541    10,824,215

Participant contributions receivable. .        44,070        49,213
Employer contributions receivable . . .        12,948         7,376
                                          -----------   -----------

        Net assets available
          for benefits. . . . . . . . .   $14,045,559    10,880,804
                                          ===========   ===========










































            See accompanying notes to financial statements.

                AMLI RESIDENTIAL PROPERTIES 401(k) PLAN

      Statements of Changes in Net Assets Available for Benefits

             Years Ended December 31, 2004, 2003 and 2002



                                 2004         2003         2002
                              -----------  -----------  -----------

Investment income:
  Net (depreciation)
    appreciation in fair
    value of investments. . . $ 1,784,153    1,468,439   (1,201,103)
  Interest. . . . . . . . . .      26,744       28,719       29,573
  Dividends . . . . . . . . .     465,176      356,957      340,695
                              -----------  -----------  -----------
      Total investment
        gain (loss) . . . . .   2,276,073    1,854,115     (830,835)
                              -----------  -----------  -----------

Contributions:
  Employer. . . . . . . . . .     464,662      281,071      264,102
  Participant . . . . . . . .   1,297,654    1,045,017    1,012,710
  Rollover. . . . . . . . . .     299,723       47,179       19,523
                              -----------  -----------  -----------
      Total contributions . .   2,062,039    1,373,267    1,296,335
                              -----------  -----------  -----------
      Total additions . . . .   4,338,112    3,227,382      465,500
                              -----------  -----------  -----------

Deductions:
  Administrative expenses . .     (38,822)     (28,465)     (27,480)
  Benefits paid to
    participants. . . . . . .  (1,134,535)    (669,861)    (509,682)
                              -----------  -----------  -----------
      Total deductions. . . .  (1,173,357)    (698,326)    (537,162)
                              -----------  -----------  -----------
      Net increase (decrease)   3,164,755    2,529,056      (71,662)

Net assets available for
 benefits:
  Beginning of year . . . . .  10,880,804    8,351,748    8,423,410
                              -----------  -----------  -----------

  End of year . . . . . . . . $14,045,559   10,880,804    8,351,748
                              ===========  ===========  ===========




















            See accompanying notes to financial statements.

                AMLI RESIDENTIAL PROPERTIES 401(k) PLAN

                     Notes to Financial Statements

                      December 31, 2004 and 2003


(1)  DESCRIPTION OF PLAN

     The following description of the AMLI Residential Properties 401(k) Plan (Plan) is provided for general information purposes. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

           GENERAL

           The Plan is a defined contribution plan covering employees of AMLI Residential Properties, L.P. and employer affiliates in which AMLI Residential Properties, L.P. owns a majority of the economic values (collectively referred to as the Company) who have completed six months of service and are age 21 or older. The minimum service period for eligibility was one year prior to 2004. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). On June 27, 2000, the Board of Trustees of AMLI Residential Properties Trust, General Partner of AMLI Residential Properties, L.P., appointed PNC Advisors (PNC) as trustee of the Plan effective July 1, 2000.

           CONTRIBUTIONS

           The Plan allows for both employee and employer contributions. Employees may elect to defer a percentage of their compensation each year, between 1% and 15%, subject to various limits established for tax-deferred contributions under the Internal Revenue Code (IRC). The Company's matching contribution is equal to 50% of the first $4,000 contributed by the employee. Prior to the year ended December 31, 2004, the Company's 50% matching contribution was limited to the first $2,000 contributed by the employee. For the years ended December 31, 2004, 2003 and 2002, the employer matching contributions were $464,662, $281,071 and $264,102, respectively. There were no Company discretionary contributions for the years ended December 31, 2003 and 2002, and in 2004, the Board approved the elimination of the Company's discretionary contributions.

           PARTICIPANT ACCOUNTS

           Each participant's account is credited with (a) the partici-pant's contribution, (b) a portion of the Company's contribution, and (c) an allocation of the Plan's earnings or losses based upon each participant's investment selections and account balances.

           Forfeitures arising from the termination of participants who are not fully vested at the time of their termination are used to reduce employer contributions. The forfeiture amounts were $31,285, $27,940 and $28,781 in 2004, 2003 and 2002, respectively.

           VESTING

           Participants are immediately vested in their voluntary contributions and earnings thereon. Participants vest in their employer contributions after three years of service, as defined by the Plan.

                AMLI RESIDENTIAL PROPERTIES 401(k) PLAN

           BORROWINGS

           The Plan allows for participants to borrow up to 50% of their vested account balance subject to a statutory maximum. Loan terms require periodic payments through payroll deductions over a reasonable period of time not to exceed five years, except for those situations specifically stated by the Plan.


(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           BASIS OF PRESENTATION

           The accompanying financial statements of the Plan have been prepared on an accrual basis and present the net assets available for benefits and changes in those net assets.

           INVESTMENT VALUATION AND INCOME RECOGNITION

           The Plan's investments are stated at fair value. The fair value of the Plan's investments is based upon the quoted market price of the units of the respective funds as reported by the fund managers. Interest income is recorded on the accrual basis. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.


           NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

           Net realized and unrealized appreciation (depreciation) is recorded in the accompanying Statements of Changes in Net Assets Available for Benefits as net appreciation (depreciation) in fair value of investments.

           PAYMENT OF BENEFITS

           Under terms of the Plan, distributions are not permitted before age 59-1/2 except in the event of death, disability, termination of employment, or financial hardship. Benefits are recorded when paid by the trustee.

           At December 31, 2004 and 2003 there were no distributions payable to terminated and inactive participants included in net assets available for benefits.

           USE OF ESTIMATES

           The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets at the date of the financial statements and the reported amounts of additions and deductions from plan assets during the reporting period. Actual results could differ from those estimates.

                AMLI RESIDENTIAL PROPERTIES 401(k) PLAN

(3)  ADMINISTRATIVE EXPENSES

     The Company pays administrative expenses related to the annual audit of the Plan and the account maintenance fee and employee education expense for the Plan. Other administrative expenses charged by the Trustee ($38,822, $28,465 and $27,480 for the years ended December 31, 2004, 2003 and 2002, respectively) are paid by the Plan.


(4)  PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants not already fully vested will become 100% vested in their accounts.


(5)  INVESTMENTS

     In addition to AMLI Residential Properties Trust common shares and UICI common stock, the participants have the option of directing their new investments to PNC funds, namely:

           INVESTMENT COMPANY OF AMERICA

           The fund seeks to provide long-term growth of capital and income, placing greater emphasis on future dividends than on current income. It seeks to invest in well-established blue chip companies.

           AMERICAN FUNDS GROWTH FUND

           The fund seeks capital appreciation by investing in stocks of large companies with above-average prospects for earnings growth. Most companies will have market capitalizations of $10 billion or more.

           BLACKROCK MONEY MARKET

           The fund objective is to provide high levels of current income consistent with maintaining liquidity and stability of principal. The portfolio pursues investments in a broad range of short-term, high-quality, U.S. dollar-denominated instruments, including government, bank, commercial, and other obligations.

           PNC INVESTMENT CONTRACT

           This contract provides a higher level of current income than a money market fund without sacrificing liquidity or stability of principal.

           BLACKROCK INDEX

           The fund objective is long-term capital appreciation. The fund invests all of its assets indirectly through the Index Master Portfolio, which normally invests at least 95% of its total assets in substantially all of the S&P 500 Index in approximately the proportion as they are represented in the index.

                AMLI RESIDENTIAL PROPERTIES 401(k) PLAN

           AMERICAN BALANCED FUND

           The fund seeks to invest in blue chip stock, quality bonds, convertible securities, and money market instruments, offering wide diversification and a balanced approach. No more than 75% of the fund's assets may be invested in common stocks.

           JANUS ADVISOR FLEXIBLE INCOME

           The fund is managed for the maximum total return possible while minimizing the risk to capital. It has the flexibility to move in and out of a variety of income-producing securities, such as higher-yielding, higher-risk corporate bonds, investment grade corporate bonds and U.S. government obligations, such as economic conditions change.

           FIDELITY ADVISOR MID CAP FUND

           The fund seeks capital appreciation by investing primarily in stocks of medium-sized companies with above-average prospects for earnings growth. Most companies will have market capitalizations of between $1 billion and $10 billion.

           AMERICAN CENTURY VALUE

           The fund's focus on the mid to large cap companies in the world's strongest economies makes it appropriate as a core holding in the international portion of an equity portfolio.

           MFS NEW DISCOVERY

           The fund's objective is to seek capital appreciation. The fund invests in companies that are poised to become major enterprises in three to five years.

           AIM REAL ESTATE FUND

           The fund seeks to achieve high total return by investing primarily in stocks of companies within the real estate industry sector. The fund will invest at least 80% of its assets in securities of real estate and real estate related companies.

           ROYCE LOW PRICED STOCK FUND

           The fund seeks capital appreciation by investing primarily in small companies with market capitalizations of less than $1 billion. In selecting stocks, managers of value funds target companies that appear undervalued in terms of price-earnings ratios, price-to-book rations or other such measures.

           FEDERATED INTERNATIONAL EQUITY

           The fund seeks to provide investors with total return. The fund pursues its objective by investing in international stocks.

                AMLI RESIDENTIAL PROPERTIES 401(k) PLAN

           MFS MASSACHUSETTS INVESTORS GROWTH STOCK FUND

           The fund seeks long-term growth of capital and future income rather than current income. The fund achieves its objective by investing in companies with strong management, successful track records, and potential for dominant market positions.

           AMERICAN CENTURY INTERNATIONAL GROWTH FUND

           The fund seeks capital growth by investing primarily in equity securities in developed foreign countries.


     Investments of the Plan as of December 31, 2004 and 2003 are presented in the table below. Investments that represent 5% or more of the Plan's net assets at December 31, 2004 are separately identified.

                                             2004          2003
                                          -----------   -----------

     AMLI Residential Properties Trust
       Common Shares. . . . . . . . . .   $ 4,865,183     3,983,271
     Investment Company of America. . .     1,581,312     1,361,487
     AM Growth Fund . . . . . . . . . .     1,555,274     1,144,185
     BlackRock Money Market . . . . . .     1,223,630     1,328,122
     PNC Investment Contract Fund . . .       985,522         --
     BlackRock Index Equity . . . . . .       818,082       338,751
     Other. . . . . . . . . . . . . . .     2,959,538     2,668,399
                                          -----------   -----------
                                          $13,988,541    10,824,215
                                          ===========   ===========

     INFORMATION PROVIDED BY THE TRUSTEE

     The following information included in the financial statements and supplemental schedule was provided and certified by the trustees as complete and accurate:

     .     Investments, as shown in the Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003.

     .     Investment loss, as shown in the Statements of Changes in Net
Assets Available for Benefits for the years ended December 31, 2004, 2003 and 2002.

     .     The Schedule of Assets (Held at End of Year) as of December 31,
2004, as shown on schedule 1.

(6)  RELATED PARTY TRANSACTIONS

     Certain Plan investments are common shares of AMLI Residential Properties Trust (approximately 152,037 such shares at December 31, 2004). An affiliate of AMLI Residential Properties Trust is the plan sponsor, as defined by the Plan, and as such these transactions qualify as parties-in-interest transactions. Of the total $1,784,153 in net appreciation in fair value of investments recorded by the Plan for the year ended December 31, 2004, a total of $1,355,317 is attributable to the Plan's investments in AMLI shares and UICI stock ($755,334 and $(485,857) for the years ended December 31, 2003 and 2002, respectively). Certain Plan investments are shares of mutual funds managed by PNC. PNC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

                AMLI RESIDENTIAL PROPERTIES 401(k) PLAN

               Notes to Financial Statements - Concluded


(7)  TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a favorable tax determination letter dated November 4, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax advisor believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

                              SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration having administrative responsibility for the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                            AMLI RESIDENTIAL PROPERTIES
                            RETIREMENT SAVINGS PLAN

                            By:   AMLI Management Company




                                  /s/ Charles C. Kraft
                                  ------------------------------
                                  Charles C. Kraft, Treasurer





Date:  June 28, 2005

                                                        Schedule 1

                AMLI RESIDENTIAL PROPERTIES 401(k) PLAN

    Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                           December 31 2004


                            Description of investment
 Identity of issuer,        including maturity date,
  borrower, lessor,       rate of interest, collateral,      Current
  or similar party           par, or maturity value           Value
--------------------  ----------------------------------   -----------

AMLI Residential
 Properties Trust ** Common Shares 152,036.958873 shares $ 4,865,183 Investment Company
 of America **        Mutual Fund       51,424.785 units     1,581,312
American Funds
 Growth Fund **       Mutual Fund       56,803.277 units     1,555,274
BlackRock Money
 Market **            Cash             899,595.522 units     1,223,630
PNC Investment
 Contract Fund        Mutual Fund      368,254.401 units       985,522
BlackRock Index **    Mutual Fund       35,384.162 units       818,082
American Balanced
 Fund **              Mutual Fund       35,884.413 units       645,919
Janus Adviser
 Flexible Income **   Mutual Fund       45,849.613 units       563,492
Fidelity Advisory
 Mid Cap Fund **      Mutual Fund        8,743.959 units       220,523
American Century
 Value **             Mutual Fund       29,259.631 units       216,229
MFS New Discovery **  Mutual Fund       11,914.060 units       195,391
AIM Real Estate
 Fund **              Mutual Fund        7,415.307 units       192,724
Royce Low Priced
 Stock Fund **        Mutual Fund       10,030.065 units       153,761
Federated Interna-
 tional Equity **     Mutual Fund        5,261.213 units        92,492
MFS Massachusetts
 Investors Growth **  Mutual Fund        6,556.078 units        81,033
American Century
 International
 Growth **            Mutual Fund        6,287.427 units        56,901
UICI                  Common Shares       285.6492 shares        9,684
AML SLF               Mutual Fund         1,133.11 units         1,133
Participants' loans
 receivable **        Interest rates
                       from 6.76%-
                       10% *                                   530,256
                                                           -----------
                                                           $13,988,541
                                                           ===========


  *  Loans mature at dates ranging from January 2005 to January 2014

 **  party-in-interest








            See accompanying independent auditors' report.